Exhibit 99.4

NuCana Reports Second Quarter 2021 Financial Results and Provides Business Update

Edinburgh, United Kingdom, August 19, 2021 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2021 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of June 30, 2021, NuCana had cash and cash equivalents of £73.4 million compared to £78.6 million at March 31, 2021 and £87.4 million as of December 31, 2020. NuCana continues to advance its various clinical programs and reported a net loss of £9.1 million for the quarter ended June 30, 2021, as compared to a net loss of £6.1 million for the quarter ended June 30, 2020. Basic and diluted loss per share was £0.17 for the quarter ended June 30, 2021, as compared to £0.19 per share for quarter ended June 30, 2020.

“It has been a productive first half of 2021 with our release of important non-clinical and clinical data announcements. These include data from the NuTide:302 Phase Ib study of NUC-3373 in patients with advanced colorectal cancer as well as from the NuTide:701 Phase I study of NUC-7738 in patients with advanced solid tumors,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “These data presentations, made at several medical conferences, continue to support the favorable clinical profile we have observed to date and the broad potential of our ProTide technology.”

Mr. Griffith continued: “As we look ahead to the second half of the year, we anticipate presenting additional clinical data from NUC-3373 and NUC-7738. Despite the COVID-19 pandemic, we remain on track to recruit sufficient patients in 2021 in the ongoing NuTide:121 Phase III clinical study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer to enable the first interim analysis in 2022. We are hopeful that this could enable us to submit an NDA in the United States under the FDA’s accelerated approval program. We are also on track with other key milestones, including the initiation this year of a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer.”

Mr. Griffith also noted that NuCana has established preliminary objectives for the first half of 2022: “We are looking forward to 2022, which will be an important and active year for NuCana. With Acelarin, we anticipate announcing whether the NuTide:121 study has achieved the overall response rate objective at the first interim analysis in the first half of 2022. Additionally, based on the encouraging data seen to date with NUC-3373 and 5-FU’s broad usage in oncology, we anticipate initiating in 2022 a Phase Ib basket study of NUC-3373 in combination with other agents in a variety of solid tumors to identify further indications to target. We also expect to announce in 2022 data from the Phase II study of NUC-7738, which is anticipated to start later in 2021.”

Mr. Griffith concluded: “Lastly, it is my pleasure to welcome Dr. Jeffrey Bloss to NuCana as our new Chief Medical Officer. Jeff brings more than two decades of relevant oncology experience leading clinical development and medical affairs at a number of companies. Over his career, he has been a key member of the teams responsible for the development, approval and commercialization of over ten successful oncology drugs including Gemzar®, Tarceva®, Sorafenib®, Tykerb® and Xtandi®. His experience and contributions will be invaluable to NuCana as we continue to advance our pipeline of novel ProTides through the clinic and towards commercialization.”

Anticipated Milestones: H2 2021 & H1 2022

•	Acelarin (a ProTide transformation of gemcitabine)

•

In 2021, NuCana expects to reach enrollment of at least 418 evaluable patients to enable the first interim analysis in 2022 of the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer; and

•

In the first half of 2022, NuCana expects to announce whether the overall response rate objective for the first interim data from this Phase III study has been met, which may enable an NDA submission in the United States under the FDA’s accelerated approval program.

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2021, NuCana expects to:

•

Report data from the Phase Ib study (NuTide:302) of NUC-3373 in combination with other agents with which 5-FU is typically combined, such as leucovorin, oxaliplatin and irinotecan in patients with advanced colorectal cancer;

•	Initiate and report data from the Phase Ib expansion / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer;

•	Initiate a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer; and

•	Report data from the Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

In the first half of 2022, NuCana expects to:

•	Initiate a Phase Ib basket study of NUC-3373 in combination with other agents in a variety of solid tumors; and

•	Expand the Phase Ib / Phase II study to include second-line colorectal cancer patients, as well as evaluate NUC-3373 in combination with monoclonal antibodies such as bevacizumab (Avastin®).

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2021, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors; and

•	Initiate a Phase II study of NUC-7738 in patients with solid tumors.

In the first half of 2022, NuCana expects to:

•	Announce data from the Phase II study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase III study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase I study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s ability to submit an NDA under the FDA’s accelerated approval program; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(8,523)	(5,863)	(17,229)	(11,801)
Administrative expenses	(2,075)	(1,629)	(4,179)	(3,238)
Net foreign exchange (losses) gains	(109)	84	(786)	2,211

Operating loss	(10,707)	(7,408)	(22,194)	(12,828)
Finance income	35	64	59	208

Loss before tax	(10,672)	(7,344)	(22,135)	(12,620)
Income tax credit	1,585	1,283	3,287	2,593

Loss for the period	(9,087)	(6,061)	(18,848)	(10,027)

Basic and diluted loss per share	(0.17)	(0.19)	(0.36)	(0.31)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30, 2021	December 31, 2020
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,814	4,753
Property, plant and equipment	1,038	1,189
Deferred tax asset	37	44

	5,889	5,986

Current assets
Prepayments, accrued income and other receivables	4,198	4,628
Current income tax receivable	8,815	9,822
Cash and cash equivalents	73,421	87,356

	86,434	101,806

Total assets	92,323	107,792

Equity and liabilities
Capital and reserves
Share capital and share premium	143,135	142,937
Other reserves	69,214	66,887
Accumulated deficit	(128,158)	(110,594)

Total equity attributable to equity holders of the Company	84,191	99,230

Non-current liabilities
Provisions	46	46
Lease liabilities	231	367

	277	413

Current liabilities
Trade payables	1,697	2,257
Payroll taxes and social security	166	177
Accrued expenditure	5,717	5,437
Lease liabilities	275	278

	7,855	8,149
Total liabilities	8,132	8,562

Total equity and liabilities	92,323	107,792

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2021	2020
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,848)	(10,027)
Adjustments for:
Income tax credit	(3,287)	(2,593)
Amortization and depreciation	444	440
Finance income	(59)	(208)
Interest expense on lease liabilities	10	14
Share-based payments	3,615	1,669
Net foreign exchange losses (gains)	759	(2,252)

	(17,366)	(12,957)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	424	802
Decrease in trade payables	(560)	(484)
Increase in payroll taxes, social security and accrued expenditure	269	840

Movements in working capital	133	1,158

Cash used in operations	(17,233)	(11,799)

Net income tax received	4,302	4,152

Net cash used in operating activities	(12,931)	(7,647)

Cash flows from investing activities
Interest received	58	279
Payments for property, plant and equipment	(37)	(14)
Payments for intangible assets	(319)	(804)

Net cash used in investing activities	(298)	(539)

Cash flows from financing activities
Payments of lease liabilities	(148)	(148)
Proceeds from issue of share capital – exercise of share options	198	15
Proceeds from issue of share capital	—	2,033
Share issue expenses	—	(105)

Net cash from financing activities	50	1,795

Net decrease in cash and cash equivalents	(13,179)	(6,391)
Cash and cash equivalents at beginning of period	87,356	51,962

Effect of exchange rate changes on cash and cash equivalents	(756)	2,229

Cash and cash equivalents at end of period	73,421	47,800

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com